Goldman, Sachs & Co.

200 West Street

New York, NY 10282-2198

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

J.P. Morgan Securities LLC

383 Madison Avenue, 28th Floor

New York, New York 10179

October 12, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Tower	Automotive, LLC
Registration	Statement on Form S-1
Registration	File No. 333-165200

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of Tower Automotive, LLC (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:00 p.m. Eastern Daylight Time on October 14, 2010, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated October 4, 2010:

(i)	Dates of Distribution: October 4, 2010 through the date hereof

(ii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 6

(iii)	Number of prospectuses furnished to investors: 13,444

We, the undersigned, as representatives of the several Underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature Page Follows]

Very truly yours, GOLDMAN, SACHS & CO. CITIGROUP GLOBAL MARKETS INC. J.P. MORGAN SECURITIES LLC Acting severally on behalf of themselves and the several underwriters
Goldman, Sachs & Co.

By:	/s/ Goldman, Sachs & Co.
Goldman, Sachs & Co.

Citigroup Global Markets Inc.

By:	/s/ Christopher M. Blake
Name: Christopher M. Blake
Title: Managing Director

J.P. Morgan Securities LLC

By:	/s/ N. Goksu Yolac
Name: N. Goksu Yolac
Title: Executive Director